U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number 000-49671

BEAR LAKE RECREATION, INC.

(Name of registrant as specified in its charter)

Nevada	87-0620495
(State of Incorporation)	(I.R.S. Employer Identification Number)

8867 South Capella Way

Sandy, UT 84093

 (Address of principal executive offices)

(801) 631-7969

(Registrant’s telephone number, including area code)

BEAR LAKE RECREATION, INC.

8867 South Capella Way

Sandy, UT 84093

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this Information Statement. You are not requested to respond to this Information Statement in any way.

Change of Control Transaction

This Information Statement is being furnished pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder to holders of record on March 30 2017 (the “Record Date”) of shares of common stock, par value $0.001 per share (the “Common Stock”) of Bear Lake Recreation, Inc., a Nevada corporation (the “Company,” “we,” “us,” “our” and words of similar meaning). You are receiving this Information Statement in connection with a change of control of a majority of directors of the Company’s Board of Directors, which is expected to occur on or following the date 10 days from the date this Information Statement is filed with the United States Securities and Exchange Commission (“SEC”) and mailed to our shareholders. This Information Statement was filed by the Company with the SEC on April 5, 2017 and mailed to our Record Date stockholders on March 30, 2017.

Pursuant to a Common Stock Purchase Agreement dated as of April 5, 2017, by and among the Company, Manchester Explorer LP, a Delaware LP, the “Purchaser”), and certain other signatories thereto (the “SPA”), the Purchaser agreed to purchase from the Company 2,900,000 shares of Common Stock (the “Purchased Shares”), for a purchase price of $375,000 or approximately $0.129 per share (the “Purchase Price”).  The Purchased Shares will be “restricted securities” as defined in SEC Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and cannot be resold without registration under the Securities Act; or in full compliance with the terms and provisions of Rule 144, including subparagraph (i) thereof, as the Company is a “shell company” as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser is an “accredited investor” as such term is defined in SEC Rule 501 of Regulation D promulgated by the SEC under the Securities Act; and the offer and sale of the Purchased Shares is being made by the Company pursuant to exemptions from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder. The purchase and sale of the Purchased Shares will take place at a closing (the “Closing”), to be held on or following the date the conditions to Closing set forth in the SPA have been satisfied and/or waived, but in no event prior to the date 10 days following the date of mailing of this Information Statement to our Record Date stockholders.

The SPA provides, among other items, that the Company will have no more than 600,000 shares of its Common Stock issued and outstanding immediately prior to the Closing and that all outstanding indebtedness and other liabilities of the Company, including those relating to the Closing, will be paid at the Closing.

Prior to Closing, our three current officers and directors Wayne R. Bassham, Derrick M. Albiston and Todd L. Albiston each own 285,716 shares of Common Stock (857,148 in the aggregate) or approximately 69% of our outstanding Common Stock. At or prior to and as a condition to Closing, such three persons shall cancel 544,900 shares owned by them in the aggregate (181,633 shares each), resulting in such three persons after such cancellation owning 292,248 shares in the aggregate. Such three persons also have agreed with Kelly Trimble, who may be deemed a related party to the Company and is the beneficial owner of 61,430 shares of our Common Stock as of the date hereof, to sell to Mr. Trimble on or prior to the Closing in a transaction not involving the Company an aggregate of 247,248 of such three persons shares for an aggregate purchase price of $12,000. Such three persons also have agreed to sell in the aggregate 20,000 shares of Common Stock owned by them to legal counsel for the Company as part of his engagement in connection with this change in control of the Company in a transaction not involving the Company. As a result of such transactions, such three persons will own 45,000 shares in the aggregate (or 15,000 shares each).

Mr. Trimble has agreed in consideration of the payment to him of $92,169.90 at the Closing, to release the Company for advances made by him to or for the benefit of the Company or otherwise. Mr. Trimble will also be paid by the Company a fee of $62,500 at the Closing for agreeing to indemnify and hold harmless the Company, the Investor and certain other persons against certain liabilities (to the extent of the 247,248 shares purchased by him from our three current officers and directors as set forth in the immediately following paragraph). Mr. Kelly has agreed to pay $25,000 to a non-affiliated and unrelated third party who introduced the transaction.

All (i) 247,248 shares to be purchased by Mr. Trimble from our three current officers and directors, and (ii) the 45,000 remaining shares owned by such three persons post-Closing, shall be held in escrow and used to indemnify the Investor and the Company in the event of, among other items, breaches of the SPA and related matters during the 12 month period following the date of the Closing by the Company and others. For such purposes, each such share shall be valued at a price of $.02 per share.

Thomas J. Howells, who may be deemed a related party of the Company, has agreed to cancel all 104,916 shares of our Common Stock owned by him prior to Closing in consideration of the payment of $2,098.32, and for the additional payment to him of $128,000 at the Closing, to release the Company for advances made by Mr. Howells to or for the benefit of the Company or otherwise.

Estimated costs of the change in control to the Company are approximately $103,270, which includes the payment of $25,000 for introducing the transaction to the Company.

Exclusive of the purchases of shares of Common Stock from members of management by Mr. Trimble and legal counsel for the Company, the total estimated cost of the Closing and payment of all liabilities of the Company will be approximately $375,000.

Subject to and simultaneously with and as a condition to the Closing, Wayne R. Bassham will resign as director and President, Derrick M. Albiston will resign as director and Vice President, and Todd L. Albiston will resign as director, Secretary and Treasurer of the Company immediately following the election/appointment of (i) James E. Besser as a successor director and President of the Company, and (ii) Morgan C. Frank as a successor director, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company. The Closing and such resignations and elections/appointments shall occur on or following the 10 day period following the filing of this Information Statement with the SEC and its mailing to our stockholders on the Record Date.

Current Directors and Officers

The following table sets forth the names, ages and positions of our current directors and executive officers.

Name	Age	Positions Held	Director Since
Wayne R. Bassham	58	President & Director	March 2004
Derrick M. Albiston	37	Vice President & Director	March 2004
Todd L. Albiston	59	Secretary, Treasurer & Director	March 2004

Wayne R. Bassham is 58 years of age. He is the Chief Operations Officer for the Intermountain Harley-Davidson dealers, and has been employed by Harley-Davidson for the past 24 years.

Derrick M. Albiston is 37 years of age. Mr. Albiston has been employed by Mckesson Medical Supplies, formerly Physician Sales and Service in Portland, Oregon, during the past nine years, and is a medical sales representative, working with clinics and surgery centers on equipment and supply requirements. Mr. Albiston has a Bachelors degree from the University of Utah, where he studied and worked in small to large film productions.

Todd L. Albiston is 58 years of age. Mr. Albiston has been employed as an account manager for Mckesson Medical Supplies, formerly Physician Sales and Service, Inc., for the past 12 years.  He is also a medical sales representative, working with clinics and surgery centers on equipment and supply requirements.  For the preceding 18 years, Mr. Albiston was an account manager for Cardinal Medical Corporation, a medical device company.

Post-Closing Directors and Officers

The following table sets forth the name, age and positions of new officers and directors immediately prior to the resignations of our current officers and directors immediately following the Closing:

Name	Age	Position
James E. Besser	41	Director and President
Morgan C. Frank	45	Director, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

Since approximately July 1999, Mr. Besser has been the portfolio manager of JEB Partners and JEB Investments (the “Funds”), and a principal of Manchester Management Company LLC (“Manchester”), the general partner of each of such Funds and the Purchaser. Prior to such time, Mr. Besser was an analyst at Highfields Capital, a hedge fund located in Boston, Massachusetts and prior thereto, Mr. Besser was an analyst at Media Group Research: a media, communications, and entertainment research boutique and hedge fund. Mr. Besser was a seasonal employee of Manchester Management for eight years, from 1989 to 1996. Mr. Besser graduated from Brown University in Providence, Rhode Island, with a Bachelor of Arts degree. He maintains his residence in San Juan, Porto Rico and Boston, Massachusetts.

Mr. Frank has worked with Manchester Management since May 2002. Prior to such time, he was a founder and managing director at First Principles Group, a boutique consultancy and principal investor specializing in corporate restructuring, restarts, intellectual property assessment and salvage, and spin outs. Prior to such time, Mr. Frank spent approximately five years as an analyst and portfolio manager at Hollis Capital, a San Francisco based hedge fund (“Hollis”) and prior thereto, Mr. Frank worked for an independent private client group at Paine Webber specializing in primary research to develop investment ideas (particularly short sale ideas) for institutional clients. Prior to his employment at Paine Webber, Mr. Frank was a currency trader for Eastern Vanguard. Mr. Frank holds a BA in Economics and in Political Science from Brown University. Mr. Frank maintains his residence in San Juan, Puerto Rico and Park City, Utah.

Each director of the Company serves for a term of one year or until such director’s successor is duly elected and is qualified.  Each officer serves, at the pleasure of the Board of Directors, for a term of one year and until such officer’s successor is duly elected and is qualified or his or her termination.

Todd and Derrick Albiston are father and son, respectively; otherwise, there are no family relationships between any of our officers or directors.  None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last 10 years.  We are not aware of any proceedings to which any of our officers or directors, or any associate of any such officers or directors, is a party adverse to us or has a material interest adverse to us.

Other than the transactions and relationships described above, or contemplated in the SPA, there are no arrangements or understandings between any officer and director and any other person pursuant to which such officer or director was selected as a director or a officer.

Legal Proceedings

To the Company’s knowledge, during the prior 10 years (i) no current officer of director; and/or (ii) either of the two persons who will become our officers and directors following the Closing have been:

1.

the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.

convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.

found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law;

5.

the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Voting Securities of the Company

On March 30, 2017, the Record Date, we had 1,249,816 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.  Cumulative voting is not allowed.

Certain Relationships and Related Transactions

During the years ended June 30, 2016, and 2015, we borrowed $10,663 and $20,165, respectively from stockholders to pay operating expenses.  Prior to such time, we borrowed other funds from such stockholders to pay operating expenses. The balance of all such loans as of June 30, 2016, and 2015, was $131,092 and $120,429, respectively.  These unsecured loans bears no interest and are due on demand and interested is imputed at 10% per annum.  The outstanding interest payable as of June 30, 2016, and 2015, was $62,671 and $44,750, respectively.

The Company had expenses and payables paid on its behalf by stockholders in the amount of $8,705 for the six months ended December 31, 2016. The balance due to stockholders was $139,797 as of December 31, 2016.  Imputed interest expense on related party loans for the six-month periods ended December 31, 2016, totaled $10,195.

Total loans due to stockholders as of December 31, 2016, amounted to $139,737, with accrued interest of $72,866.

Our principal executive offices are located at 8867 South Capella Way, Sandy, UT 84093.  These offices are minimal and are provided to us at no cost by Mr. Bassham, our President and a director. Effective following the Closing, our principal executive offices will be located at 3 West Hill Place, Boston, MA 02114.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Common Stock is registered under Section 12(g) of the Exchange Act, and, therefore, the officers, directors and beneficial holders of more than 10% of our outstanding shares of Common Stock are subject to the provisions of Section 16(a) which requires them to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and our other equity securities. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.  Based solely upon review of the copies of such forms furnished to us, all such filings were timely filed.

Audit Committee

We have not established an Audit Committee because, due to our lack of material operations and the fact that we only have three directors and executive officers; and we believe that we are able to effectively manage the issues normally considered by an Audit Committee.  Following the entry into any business or the completion of any acquisition, merger or reorganization, a further review of this issue will no doubt be necessitated and undertaken by new management.

Additional Committees

By reason of our limited operations and management’s ownership of approximately 69% of our outstanding Common Stock, we have not established Compensation, Nominating or other committees.

Director Independence

We do not have any independent directors serving on our Board of Directors.

Board of Director Meetings

We had no meetings of our Board of Directors during our fiscal year ended June 30, 2016, and we have had two meetings of our Board of Directors regarding the change in control as of the filing of this Information Statement.

Security Ownership of Certain Beneficial Owners and Management

“Beneficial ownership” is determined for purposes of the below tables pursuant to Section 13(d) of the Securities Act (“Section 13”). Generally, under Section 13, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power. A person is also deemed to be a beneficial owner of any shares of Common Stock not outstanding but which are issuable upon exercise or conversion of any options, warrants or convertible securities and/or similar rights (as the case may be) within 60 days from a particular date are treated as outstanding for the purpose of computing the percentage of outstanding securities beneficially owned by that person but not for the purpose of computing the percentage of the class owned by any other person.  Under Section 13, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he, she or it may not have any pecuniary beneficial interest.

I.

Security Ownership of Certain Beneficial Owners and Management Prior to the Closing:

The following table sets forth the name, address and the number of shares of Common Stock beneficially owned on March 30, 2017, and immediately prior to the Closing, by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the Common Stock; (ii) each executive officer and director of the Company; and (iii) all executive officers and directors as a group. Information relating to beneficial ownership of our Common Stock is based upon information furnished to us and/or filed with the SEC by each person named in the below tables. Except as noted below, each person has sole voting and investment power of their respective shares of Common Stock set forth in the two below tables.

As of the date hereof, there are no options, warrants and/or convertible securities to acquire any shares of Common Stock.

The percentage of beneficial ownership in the two tables below is based upon 1,249,816 shares of our Common Stock outstanding on March 30, 2017.

Beneficial Owners

Title of Class	Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percentage of Class*

Common	Wayne R. Bassham	285,716	23%
	8867 S. Capella Way
	Sandy, Utah 84093
Common	Derrick M. Albiston	285,716	23%
	12653 Villard Place
	Oregon City, OR 97045
Common	Todd L. Albiston	285,716	23%
	8346 S. Viscounti Drive
	Sandy, Utah 84093
Common	Thomas J. Howells 9706 Ruskin Circle Sandy, Utah 84092	104,916	8%

Mr. Trimble beneficially owned 61,430 shares of our Common Stock or approximately 4.9% of our outstanding Common Stock at March 30, 2017.

Management

Title of Class	Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Wayne R. Bassham	285,716	23%
	8867 S. Capella Way
	Sandy, Utah 84093
Common	Derrick M. Albiston	285,716	23%
	12653 Villard Place
	Oregon City, OR 97045
Common	Todd L. Albiston	285,716	23%
	8346 S. Viscounti Drive
	Sandy, Utah 84093
Common	All Directors and Officers as a Group (three)	857,148	68.6%

II.

Post-Closing Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the name, address and the number of shares of Common Stock contemplated to be beneficially owned immediately following the Closing by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the Common Stock at such time; (ii) each executive officer and director of the Company at such time; and (iii) all executive officers and directors as a group at such time. Information related to the contemplated beneficial ownership of our Common Stock by each such person in the below table is based upon information furnished to us by such person as determined pursuant to Section 13. Except as noted below, each person has sole voting and investment power of their respective shares of Common Stock set forth in the below table.

At and immediately following the Closing, there will be no outstanding options, warrants and/or convertible securities to acquire any shares of Common Stock.

The percentages below are calculated based on 3,500,000 shares of our Common Stock issued and outstanding immediately following the Closing.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Morgan C. Frank (1) 3 West Hill Place Boston, MA 02114	2,900,000 shares	83%
James E. Besser (1) CFO and director 3 West Hill Place Boston, MA 02114	2,900,000 shares	83%
All executive officers and directors as a group (two persons)	2,900,000 shares	83%
Manchester Explorer LP 3 West Hill Place Boston, MA 02114	2,900,000 shares	83%
Kelly Trimble 4685 South Highland Drive, Suite 207 Salt Lake City, UT 84117	308,678 shares	8.8%

(1) Mr. Besser and Mr. Frank may be deemed to be affiliates of Manchester Explorer LP, the Purchaser, and as a result may be deemed to beneficially own the 2,900,000 Purchased Shares to be acquired by the Purchaser in the Share Acquisition post-Closing. Such persons, however, disclaim such ownership.

Compensation of Directors and Executive Officers and Other Matters

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our management during the years ended June 30, 2016, or 2015.  Furthermore, no member of our management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.  The following table sets forth the aggregate compensation paid by us for services rendered during the periods indicated:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen-sation ($)	Nonqual-ified Deferred Compen-sation ($)	All Other Compen- sation ($)	Total Earnings ($)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Wayne Bassham	06/30/16	0	0	0	0	0	0	0	0
President,	06/30/15	0	0	0	0	0	0	0	0

Derrick Albiston	06/30/16	0	0	0	0	0	0	0	0
Vice President	06/30/15	0	0	0	0	0	0	0	0

Todd Albiston	06/30/16	0	0	0	0	0	0	0	0
Secretary/Treasurer	06/30/15	0	0	0	0	0	0	0	0

Outstanding Equity Awards at Fiscal Year-End

None; not applicable.

Compensation of Directors

There are no standard arrangements pursuant to which our directors are compensated for any services provided as director, including services for committee participation or for special assignments. Our directors received no compensation for service as directors for the year ended June 30, 2016.

The Company has no employee benefit plans or other compensation plans, including any pension, health, annuity, bonus, insurance, stock options, profit sharing, or similar benefit plans.

No stock options or stock appreciation rights were granted to directors or executive officers and the Company’s directors or executive officers have not exercised any stock options or stock appreciation rights, and do not hold any unexercised stock options. The Company has no long-term incentive plans.

Outstanding Equity Awards

The Company’s director and executive officer do not hold any unexercised options, stock that had not vested, or equity incentive plan awards.

Stockholder Communications

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

SIGNATURES

Pursuant to the requirements of the Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

BEAR LAKE RECREATION, INC.

By: /s/ Todd L. Albiston

           Todd L. Albiston

           Secretary, Treasurer and director

April 5, 2017